March 24, 2006

Mail Stop 4561

By U.S. Mail and facsimile to 9-011-81-3-5419-5901

Shunsuke Takeda
Vice Chairman and Chief Financial Officer
ORIX Corporation
Mita NN Bldg, 4-1-23 Shiba, Minato-Ku
Tokyo, 108-0014, Japan


Re:	ORIX Corporation
	Form 20-F filed July 15, 2005
	File No. 001-14856

Dear Mr. Takeda:

	We have reviewed your filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation.
In some of our comments we ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

      Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comment or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 20-F for Year ended March 31, 2005

Operating and Financial Review and Prospects, page 39

Critical Accounting Policies, page 42

1. We refer to Note 1(l), "Significant Accounting and Reporting Policies, Derivative Financial Instruments" on page F-12 and to Note
26, "Derivative Financial Instruments and Hedging" on page 42 which
discuss your accounting for cash flow hedges, fair value hedges
and
hedges of net investment in foreign currency hedges.   In light of
the significant use of derivative financial instruments by the Company to hedge interest rate risk and foreign currency risk, please revise this section in future filings to describe how the Company will assess and measure hedge ineffectiveness, including a discussion of the specific methodology used to test hedge ineffectiveness for each type of SFAS 133 hedge, as well as how often these tests are performed.

Provision for doubtful receivables and probable loan losses, page
63

2. Please tell us and in future filings explain the reasons for the
72% increase in charge-offs in 2005 related to the SFAS 114
impaired
loans as compared to 2004.    Disclose in future filings whether
these charge offs were made in accordance with Japanese tax laws and what would have been the increase in the charge-offs if they had been made in accordance with US practices. Refer in your response to the third paragraph on page 43 of your critical accounting policy "Allowance for doubtful receivables on direct financing leases and probable loans" that states you charge off loans as allowed by Japanese tax law only when specified conditions are met.

Segment Information, Real Estate-Related Financing, page 68

3. We refer to the statement that there was in increase in fiscal
2005 in the provision for doubtful receivables and probable loan losses due to the sale of certain non-performing assets. In this regard, please tell us and disclose in future filings:

* The nature and amount of the non-performing assets sold; the amount of the increase in the allowance attributable to the sale of these assets and the reasons why the allowance increased.

* State whether the assets were sold on a recourse or a non-recourse basis. If they were sold on a recourse basis, disclose the amount of any recourse obligations recorded as required by paragraph 11 of SFAS
140 and where the liability is included in the financial statements.

Segment Information, Overseas Business Segments, The Americas,
page
69

4. Please tell us and disclose in future filings what you mean by
resecuritization of CMBS.   In addition, state the total amount of
collateralized mortgage backed securities (CMBS) sold; the monetary amount of the gains realized and how it was determined. If material, disclose in future filings your revenue recognition policies related to the resecuritization of investments in CMBS.






Financial Statements for the period ending March 31, 2005

Consolidated Statements of Income, page F-5

5. Please tell us how you determined that you were not required to apply the requirements of Article 5.03 of Regulation S-X for the format of your statement of income.

Note 1, "Significant Accounting Policies`" page F-8

Note 1(g), "Allowance for doubtful receivables on direct financing leases and probable loan losses", page F-10

6. We refer to the following statement in the second paragraph on page F-11 regarding your accounting policies for charging off receivables:

* Receivables are charged off when management believes the likelihood of any future collection is minimal.

* The Company does not have a practice of charging loans off after they are past due for a specific arbitrary period, for example, six months or one year.

In this regard, please tell us and revise future filings, as applicable, to provide the following information:

a. Explain to us and reconcile in future filings the statement that you charge off receivables when you believe the likelihood of future collection is minimal with the third paragraph on page 43 of your critical accounting policy "Allowance for doubtful receivables on direct financing leases and probable loans" that states you charge off loans as allowed by Japanese tax law only when specified conditions are met.

b. Tell us and disclose in future filings what are the specified conditions that must be met under Japanese tax law to charge-off receivables and how your charge-off recognition policy differs from
U.S regulatory guidelines and practices. Refer to paragraph 9.34 of the AICPA Audit and Accounting Guide for Depository and Lending Institutions which requires that loans and trade receivables be charged off in the period in which they are deemed uncollectible.

c. Revise your future filings to include a quantitative analysis or a qualitative description of what your charge-offs would have been for all periods presented if you had followed U.S. accounting practices for charge-offs as compared to the Japanese tax-based guidelines.



d. Based on the methodological and quantitative differences
between
how you account for charge-offs using Japanese tax law and U.S. accounting requirements, tell us why you consider the allowance for loan losses for fiscal 2005 is reasonably stated in accordance with
U.S. generally accepted accounting principles.    Consider in your
response your statement in the "Asset Quality of our Installment Loans" section on page 56 that you recognize that due to your charge-off policy, historical ratios as a percentage of the balance of your installment loans might have been lower if you had taken charge-offs after they were past due for a specific arbitrary period.

Note 10(d), "Business Transactions with Special Purpose Entities,
SPEs for corporate rehabilitations support business", page F-32.

7. We refer to the "Strategy, Bolstering the Solid and Steadily Growing Profit Base" section on page 22 that states the Company is cooperating with regional financial institutions in Japan to establish regional corporate rehabilitation funds and other various measures related to business opportunities related to the final stage
of problem asset disposals.   In this regard, please tell us and
disclose in future filings:

a. Whether the creation of these consolidated SPEs for the corporate rehabilitation business are required by any regulatory Japanese authority as part of a plan to dispose of problem assets of troubled financial institutions. If so, disclose the terms of any required funding agreements to acquire and dispose of these troubled assets.

b. What are the other various measures that the Company is implementing related to acquiring these problem assets and the impact that implementing these measures will have on future operating results, liquidity and cash flow.

c. How these acquired problem loans acquired have been accounted for and valued in accordance with SOP 03-3, "Accounting for Certain
Loans
or Debt Securities Acquired in a Transfer".

Note 30, "Segment Information", page F-66

8. We refer to the statement in footnote (1) on page 66 of the "Segment Information" section of MD&A that the Company believes discontinued operations are part of regular real estate operations and are therefore included in segment profits. In this regard, please explain the following:

a. Tell us why this disclosure regarding the real estate segment is not included in the real estate segment disclosure on page F-68. Explain to us why you refer only to the real estate segment considering other reportable segments on page F-68 have includes discontinued operations as part of their segment disclosure.
b.


c. Tell us the basis under U.S generally accepted accounting principles why you have included as part of segment profits in the reconciliation of segment totals to consolidated financial statements amount on page F-69 the discontinued operations of segments. Consider in your response that paragraph 32 of SFAS 131 excludes discontinued operations as part of the reportable segments measure of profit or loss.


*	*	*

Closing Comments

      Please respond to these comments within 10 business days or
tell us when you will provide us with a response.   You may wish
to
provide us with marked copies of your proposed changes to disclosure in future filings to expedite our review. Please understand that we may have additional comments after reviewing your responses to our comments.

      We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities and Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

        In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

* The company is responsible for the adequacy and accuracy of the disclosure in the filings;

* Staff comments or changes to disclosure in response to staff comments in the filings reviewed by the staff do not foreclose the Commission from taking any action with respect to the filing; and

* The company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.







         In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comment on your filing.

      You may contact Edwin Adames (Senior Staff Accountant) at
(202)
551-3447 or me at (202) 551-3490 if your have any questions regarding these comments.


						Sincerely,



						Donald A. Walker
						Senior Assistant Chief Accountant
Shunsuke Takeda
ORIX Corporation
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